EXHIBIT B

TO ALL NOVATEL INC. EMPLOYEES

“The only constant is change.” — Heraclitus, Greek philosopher, c 535-475 BC

Early this morning, Monday, October 8, 2007, NovAtel Inc. announced a new and exciting phase in our company’s evolution.  Hexagon AB, a large, multi-national firm headquartered in Sweden, and NovAtel have entered into a definitive agreement under which Hexagon has agreed to acquire all the outstanding shares of NovAtel for US $50 per share.  NovAtel’s press release is attached.

This is an important and exciting milestone in the history of NovAtel.  Senior management and NovAtel’s Board of Directors are in full support of this transaction, and we believe that NovAtel and Hexagon have reached a set of transaction terms that returns very fair value for our shareholders.  As well, we believe Hexagon’s strategies for our business going forward are in line with our own goals.  As a result, this transaction offers expanded opportunities for our customers and employees.  We continue to expect to develop and supply leading edge GNSS technology and products to all of our customers at a great price/performance.  In particular, we also expect to fully support Point, Inc., our joint venture with Sokkia.

Many of you may already recognize Hexagon as the owner of Leica Geosystems, NovAtel’s largest customer, who represented over 23% of total revenue in 2006 and is expected to represent 18-22% of our total revenue in 2007.  Hexagon is a global technology group with strong market positions within measurement technologies and polymers.  The group has approximately 8,200 employees in 30 countries and net sales of about CDN $2.1 billion.  Hexagon’s class B shares are quoted among Large Cap companies on the Stockholm Stock Exchange’s Nordic List, and they have a secondary listing on the SWX Swiss Exchange.

The Hexagon group is organized in two business areas:

•                  Hexagon Measurement Technologies

•                  Hexagon Polymers

Hexagon’s vision is to be a market leader, ranking number one or number two, in each strategic business in order to generate growth and shareholder value.  Their business concept is to operate businesses on a global basis that develop and market leading engineering technology products and services within measurement technologies and polymers.  Hexagon’s strategy is to be the most cost-efficient and innovative supplier, have the best management skills in the business and short and rapid decision processes.

Given Hexagon’s focused growth strategy in the area of measurement technologies and machine control, and their ownership of Leica, Hexagon is an obvious partner for NovAtel.  From an operating perspective, the deal assures us a continuing relationship with our largest customer, Leica Geosystems, a Hexagon subsidiary.  As mentioned, Leica accounted for 23.4% of our revenues in 2006 and an even higher percentage of our profits.  We believe that in the absence of this transaction it is likely that Hexagon would have actively pursued — and was pursuing — other acquisitions and partnerships which would have substantially adversely affected our revenues and profitability.  Instead, with this transaction, we can join together with a long-time partner, moving a giant step forward rather than potentially backwards.

In my discussions with Ola Rollen, CEO of Hexagon, he has shared with me Hexagon’s vision in which NovAtel is a central element to building a leading international presence in positioning-based technologies and solutions.  Joining with Hexagon, we are able to benefit from new opportunities within Hexagon’s family of market leading business units and assure our customers and employees of NovAtel’s ability to continue to provide the most advanced precision GNSS components and subsystems.  Ola Rollen has done great things with Hexagon during his tenure as CEO, and I look forward to working with him to achieve Hexagon’s vision of leadership in GNSS.

Under the terms of the agreement, Hexagon will acquire all of the outstanding shares of NovAtel stock at a price of US $50 per share, pursuant to a tender offer expected to be commenced during the week of October 15, 2007.  This $50 share price equates to a fully diluted equity value of approximately US $447 million and an enterprise value of approximately US $390 million.  The tender offer is expected to close in the last half of November.

The transaction represents a 31% premium to NovAtel’s volume weighted average stock price over the last 30 days, and US $50 is a higher price than the Company’s stock has ever closed at on any day.  The price being paid also equates to a multiple of 5.5 times revenues for the twelve months ended June 30, 2007 and over 19 times EBITDA for the twelve months ended June 30, 2007.

As a part of the overall transaction, NovAtel will be selling Hexagon 953,864 shares at a price of US $50 per share, and a debenture convertible into 764,045 shares, also at a price of US $50 per share, which prior to the conversion of the debenture will put them at 9.95% of issued and outstanding shares, and after the conversion of the debenture, they will then have 16.6% of NovAtel’s then outstanding shares, excluding any shares purchased in the tender offer.

Being the target of an acquisition is always a possibility for growing, profitable technology companies.  When I joined the Company in early 2002, NovAtel had revenues of CDN $28 million the prior year, and the stock price was US $2.50 per share.  Today we are much larger, but we are faced with the constant threat of customers who are turning to captive suppliers, either through acquisitions or internal development, making it increasingly difficult to preserve shareholder value.  As a relatively small company in a market dominated by much larger players—some of whom are both customers and competitors—we have made the decision to join with Hexagon in a transaction which we believe offers NovAtel shareholders, of which I am one, a great price for our shares.

It has always been NovAtel’s, and my personal, philosophy that communication is integral to our success.  Please be assured that announcing this news on a holiday was not by design; it was simply a function of being a Canadian company listed on a US exchange.  Also, a transaction of this size and materiality required the utmost confidentiality, and only a very small group at NovAtel could be involved to this point.  I am sure many of you have questions, therefore we will be holding an off-site employee meeting shortly.  Details will be e-mailed to you as soon as the logistics of the meeting have been finalized.

Until then, welcome to this new era of NovAtel.  Much work lies ahead of us this quarter as we and Hexagon finalize this transaction, but I am looking forward to the exciting opportunities that lie ahead for our company.

Very best regards,

Jonathan W. Ladd
President & CEO
NovAtel Inc.